United States securities and exchange commission logo





                              August 31, 2023

       Ronald Tam
       Co-Chief Financial Officer
       Huize Holding Limited
       49/F, Building T1, Qianhai Financial Centre, Linhai Avenue
       Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000
       People   s Republic of China

                                                        Re: Huize Holding
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39216

       Dear Ronald Tam:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 162

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party
 Ronald Tam
Huize Holding Limited
August 31, 2023
Page 2
      certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
      for    our company or any of our subsidiaries or the VIE.    We also note
that your definition
      of    VIE    on page 1 of your Form 20-F only refers to Shenzhen Huiye
Tianze Investment
      Holding Co., Ltd. and does not include the VIE   s subsidiaries. Please
note that Item 16I(b)
      requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 with any questions.



                                                              Sincerely,
FirstName LastNameRonald Tam
                                                              Division of
Corporation Finance
Comapany NameHuize Holding Limited
                                                              Disclosure Review
Program
August 31, 2023 Page 2
cc:       Haiping Li, Esq.
FirstName LastName